UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
Belk, Inc.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Class A Common Stock, $0.01 Par Value
Class B Common Stock, $0.01 Par Value
(Title of Class of Securities)
Class A — 07784H109
Class B — 07783B103
(CUSIP Number of Class of Securities)

Ralph A. Pitts
Executive Vice President,
General Counsel	With a Copy to:
and Corporate Secretary	John D. Capers, Jr.
Belk, Inc.	King & Spalding LLP
2801 West Tyvola Road	1180 Peachtree Street
Charlotte, NC 28217-4500	Atlanta, GA 30309
(704) 357-1000	(404) 572-4600
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

Transaction valuation* $74,880,000	Amount of filing fee $5,338.94

*	Calculated solely for the purpose of determining the filing fee. This calculation assumes the purchase of 2,880,000 shares at $26.00 per share.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,338.94 Form or Registration Number: Schedule TO Filing Party: Belk, Inc. Date Filed: April 21, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed on April 21, 2010 by Belk, Inc., a Delaware corporation, in connection with its offer to purchase up to 2,000,000 shares of its Class A common stock, $0.01 par value per share, and up to 880,000 shares of its Class B common stock, $0.01 par value per share. Belk, Inc. is offering to purchase these shares at a price of $26.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 2010, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the “Offer.” This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended.
     The information in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated in this Amendment No. 1 to Schedule TO by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1. Summary Term Sheet.
The information set forth in Item 1 of Schedule TO is hereby amended as follows:
(1) The first paragraph under the heading “Summary Term Sheet — Are there any conditions to the Offer?” on page iv of the Offer to Purchase is amended and restated in its entirety as follows: “We will not be obligated to purchase any shares if at any time on or after the commencement of the Offer on April 21, 2010 and on or prior to the Expiration Date, any of the following events occur:”
Item 4. Terms of the Transaction.
The information set forth in Item 4(a) of Schedule TO is hereby amended as follows:
(1) The first paragraph under the heading “Summary Term Sheet — Are there any conditions to the Offer?” on page iv of the Offer to Purchase is amended and restated in its entirety as follows: “We will not be obligated to purchase any shares if at any time on or after the commencement of the Offer on April 21, 2010 and on or prior to the Expiration Date, any of the following events occur:”
(2) The first paragraph under the heading “6. Certain Conditions of the Offer” on page 6 of the Offer to Purchase is amended and restated as follows: “Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, the purchase of and the payment for, shares tendered, subject to Rule 13e-4(f) under the Exchange Act (see “Section 16. Extension of the Offer; Termination; Amendments”), if, at any time on or after April 21, 2010 and prior to the Expiration Date, any of the following events shall have occurred (or shall have been reasonably determined by us to have occurred):”
(3) The third sentence under the heading “18. Miscellaneous” on page 23 of the Offer to Purchase is amended and restated as follows: “However, we reserve the right to exclude holders in any U.S. jurisdiction in which it is asserted that the Offer cannot lawfully be made.”
Item 7. Source and Amount of Funds or Other Consideration.
The information set forth in Item 7(b) of Schedule TO is hereby amended as follows:
(1) The first paragraph under the heading “6. Certain Conditions of the Offer” on page 6 of the Offer to Purchase is amended and restated as follows: “Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, the purchase of and the payment for, shares tendered, subject to Rule 13e-4(f) under the Exchange Act (see “Section 16. Extension of the Offer; Termination; Amendments”), if, at any time on or after April 21, 2010 and prior to the Expiration Date, any of the following events shall have occurred (or shall have been reasonably determined by us to have occurred):”
Forward Looking Statements.
The information under the heading “Forward-Looking Statements” on pages 1 and 2 of the Offer to Purchase is hereby amended as follows:
(1) The first two sentences of the first paragraph are amended and restated as follows: “Certain statements made in this report, and other written or oral statements made by or on behalf of the Company, may constitute forward-looking statements. Statements regarding future events and developments and the Company’s future performance, as well as our expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements.”
(2) The last sentence of the third paragraph is amended and restated as follows: “Forward-looking statements relate to the date initially made.”
(3) The last sentence of the last paragraph is deleted.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 30, 2010

Belk, Inc.
By:	/s/ Ralph A. Pitts
	Name:	Ralph A. Pitts
	Title:	Executive Vice President, General Counsel and Corporate Secretary

Item 12. Exhibits.

(a)(1) *	Form of Offer to Purchase, dated April 21, 2010.

(a)(2) *	Form of Letter of Transmittal, together with IRS Form W-9.

(a)(3) *	Form of Letter to Stockholders of Belk from Thomas M. Belk, Jr., Chairman and Chief Executive Officer, dated April 21, 2010.

(a)(4) *	Form of Notice of Guaranteed Delivery.

(a)(5) *	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 21, 2010.

(a)(6) *	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.

(a)(7) *	Appraiser’s Narrative Summary of the Fair Market Value of Belk, Inc. Common Stock as of January 30, 2010, prepared by Willamette Management Associates.

(b)	Not applicable.

(d)(1)	Belk, Inc. 2000 Incentive Stock Plan (incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K, filed on April 28, 2000).

(d)(2)	Belk, Inc. Revised Executive Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 of Belk’s Quarterly Report on Form 10Q, filed on June 12, 2008).

(d)(3)	Belk, Inc. CFO Incentive Plan (incorporated by reference to Exhibit 10.1.3 of Belk’s Annual Report on Form 10-K, filed on April 13, 2006).

(d)(4)	Belk, Inc. 2010 Incentive Stock Plan (incorporated by reference to Exhibit A of Belk’s Proxy Statement for the Annual Meeting of Shareholders, filed on April 21, 2010).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO on April 21, 2010.